Balance Sheet

Qnetic Corporation

As of December 31, 2023

Account	Conslidated Dec 31, 2023	Conslidated Dec 31, 2022
Assets		
Current Assets		
Cash and Cash Equivalents		
Mercury Checking ••9652	378,276	59,153
Mercury Savings ••4605	188,351	-
Treasury	693,024	-
Total Cash and Cash Equivalents	**1,259,651**	**59,153**
Prepayment	18,473	3,093
Fixed asset	24,403	-
Tax receivable	8,022	-
Total Current Assets	**1,310,550**	**62,247**
Long Term Assets	**-**	**-**
Investment in GMBH	(0)	-
Investment in Shanghai	-	-
Loan receivables	0	-
Total Long Term Assets	**0**	**-**
Total Assets	**1,310,551**	**62,247**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	18,348	134,140
Credit card	6,927	-
Total Current Liabilities	**25,275**	**134,140**
Salary payable	49,155	2,148
Tax payable	12,610	-
	-	-
Loan Payable	(0)	-
Total Liabilities	**87,039**	**136,288**
Equity	**-**	**-**
Captial from Investors	498,117	-
Current Year Earnings	(758,195)	(7,232)
Owners Contribution	1,551,096	6,048
Retained Earnings	(67,506)	(72,857)
Total Equity	**1,223,512**	**(74,041)**
Total Liabilities and Equity	**1,310,551**	**62,247**